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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-9474                        CUSIP NUMBER: 346592405
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(CHECK ONE):

    /X/Form 10-K and Form 10-KSB   / /Form 20-F   / /Form 11-K   / /Form 10-Q

               and Form 10-QSB   / /Form N-SAR

          For Period Ended: October 29, 1995
                            ----------------
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:___________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

            Forstmann & Company, Inc.
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  Full Name of Registrant

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Former Name if Applicable

            1155 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

            New York, New York 10036
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K , Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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/X/ (c)  The accountantant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

On September 22, 1995, the registrant filed a petition for protection under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the Southern District of New York. As a result of the bankruptcy, the registrant was subject to additional financial reporting requirements to the Bankruptcy Court and data accumulation of the sort outside of the registrant's ordinary course of business and operations. In addition, the registrant's financial staff was reduced due to the bankruptcy, and in light of the increased reporting and other burdens placed on the registrant's staff, the registrant has not been able to complete the Form 10-K by the due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Martin L. Budd, Esq.         (203)                275-0219
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      (Name)                       (Area Code)       (Telephone Number)


(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                   /X/Yes      / /No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   /X/Yes      / /No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company experienced a decline in the results of operations. Loss applicable to common shareholders was ($4.75) per share for fiscal 1995 compared to income of $.60 per share for fiscal 1994.

                    Forstmann & Company, Inc.
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              (Name of Registrant as Specified Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date        January 29, 1996                      By  /s/Robert N. Dangremond
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                                                         Robert N. Dangremond
-----------------------                                  President and Chief
                                                          Executive Officer



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